Exhibit 3.01

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION

OF

WPCS INTERNATIONAL INCORPORATED

The undersigned, being the Chief Financial Officer of WPCS INTERNATIONAL INCORPORATED, a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

1. The name of the Corporation is WPCS International Incorporated (the “Corporation”). The date of filing the original certificate of incorporation with the Secretary of State of Delaware was December 18, 1997.

2. 1. The certificate of incorporation of the Corporation is hereby amended by replacing Article Fourth, in its entirety, with the following:

“ARTICLE 4: The Corporation is authorized to issue two classes of stock. One class of stock shall be Common Stock, par value $0.0001. The second class of stock shall be Preferred Stock, par value $0.0001. The Preferred Stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the matter in which such facts shall operate upon such designations, preferences, rights and qualifications; limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

The total number of shares of stock of each class which the Corporation shall have authority to issue and the par value of each share of each class of stock are as follows:

Class	Par Value	Authorized Shares
Common	$0.0001	14,285,715
Preferred	$0.0001	5,000,000

Totals:		19,285,715

Effective as of 12:01 a.m., local time on May 28, 2013, every seven (7) shares of common stock of the Corporation then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of common stock of the Corporation (the “Reverse Stock Split”); provided, however, that the number of shares of preferred stock authorized pursuant to this Article Four shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split. All shares of common stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of common stock, the Corporation shall, in lieu of issuing any such fractional share, round such fractional share up to the nearest whole share.”

3. The foregoing amendment of the Certificate of Incorporation of the Corporation has been duly adopted by the unanimous written consent of the Corporation’s Board of Directors and a majority of the Corporation’s shareholders in accordance with the provisions of Sections 141(f), 228 and 242 of the General Corporation Law of the State of Delaware.

4. The foregoing amendment shall be effective as of 12:01 a.m. on May 28, 2013.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Corporation's Certificate of Incorporation to be signed by Joseph Heater, its Chief Financial Officer, this 16th day of May, 2013.

WPCS INTERNATIONAL INCORPORATED

By:  /s/ JOSEPH HEATER

       Joseph Heater, Chief Financial Officer